November 15, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended
December 31, 2011
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

We would like to acknowledge receipt, on November 14, 2012, of the letter dated October 29, 2012. We will provide our responses to this letter within ten business days of the date of receipt.

Should you have any questions concerning this, please do not hesitate to call me at 212-583-5605.

Very truly yours,

/s/ Kathleen Skero
Kathleen Skero
Managing Director and Principal Accounting Officer

The Blackstone Group LP 345 Park Avenue New York NY 10154 T 212 583 5000 F 212 583 5749 www.blackstone.com